For more information please contact:

Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.net

PRESS RELEASE

Airspray: Good First Quarter

Alkmaar, The Netherlands, May 13 2004

Airspray has completed a good first quarter. The growth in the first quarter was in line with the forecast issued during the presentation of the 2003 annual results. Airspray reiterates its expectation of at least "double digit" growth in volume and local currency for the full year 2004.

First quarter review

The economy in the United States developed positively in the recent months. Airspray saw the effects of this in the first quarter figures and the rising order book. In Europe the economy is growing at a lower pace, which is also reflected in Airspray's figures. However it is expected, that sales in Europe will pick up throughout the rest of the year.

The strongest growing products compared to the first quarter of 2003 were the Mini Foamer and the Finger Pump Foamer. The growth of the last group, being Airspray's original foam dispenser, was partly caused by the introduction of P&G's Pantene product, as announced on February 27.

Developments in the most important segments

Because of the introduction of Pantene's Pro-V Treatment, which at the moment receives strong promotional support by Procter and Gamble, new interest in our products is rising in the hair care segment, the first segment Airspray entered with its foam dispensers. We therefore expect that this segment will grow further in 2004.

Also in the skin care segment developments are positive. At this moment all major brands in "facial cleansers" in the United States, have a product with an Airspray

foam dispenser on top on the shelf. Most recent additions on the retail shelves were Clearasil, Ponds *Dramatic Results®* and Clean & Clear® *Makeup Removing Cleanser* .

In the hand soap segment the introduction of Dial's Tone, as announced February 9, is in full swing. The Tone® foaming hand wash marks the first introduction into mass retail of multi-scented adult foaming hand soaps in the United States. The multi-scented adult foaming hand soaps was previously successfully introduced by Bath & Body Works in their own stores. In Europe the most significant retail introduction was Lancaster, a product for self tanning.

Other

In addition to the previously obtained permission to purchase up to 5% of the outstanding shares, today, during the General Meeting of Shareholders, Airspray will ask permission to withdraw up to 5% of the outstanding shares. Airspray's strong balance sheet and cash position is allowing the company to support this initiative benefiting 2004 EPS.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Procter & Gamble, Unilever, Wella, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs over 115 people. Airspray is a 'technology-driven' enterprise. During its 21 year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

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